MARCH 30, 2022

VIA EDGAR

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Re:	Fernhill Corp.
Form 1-A: Request for Qualification
File No. 024-11630

Dear Ms. Gorman:

Fernhill Corp. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Thursday, March 31, 2022, or as soon as practicable thereafter. We confirm that the State of Georgia is prepared to qualify the offering.  We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Marc Lasky
Marc Lasky
CEO